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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                            eResearchTechnology, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   740568-10-0
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                                 (CUSIP Number)

                                 April 30, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which
this Schedule is filed:                                        [ ] Rule 13d-1(b)
                                                               [X] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                               Lisa A. May, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                                Dallas, TX 75202
                                 (214) 651-5000




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                                  SCHEDULE 13G

-----------------------                                       ------------------
CUSIP No. - 740568-10-0                                       Page 2 of 6 Pages
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Barry M. Kitt
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [X]

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      3       SEC USE ONLY


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      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                       U.S.A.
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                                      5      SOLE VOTING POWER

                                                547,100
                                 -----------------------------------------------
           NUMBER OF                  6      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                          0
            OWNED BY             -----------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                              547,100
             WITH                -----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                                0
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      9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                             547,100
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     10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES                                        [ ]


--------------------------------------------------------------------------------
     11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             7.9%
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     12                TYPE OF REPORTING PERSON

                             IN
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                                                              Page 3 of 6 Pages
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Item 1(a)         Name of Issuer:

                  eResearchTechnology, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  30 South 17th Street
                  Philadelphia, PA 19103

Item 2(a)         Names of Persons Filing:

                  Barry M. Kitt

Item 2(b)         Addresses of Principal Business Offices:

                  The Pinnacle Fund, L.P.
                  Suite 240
                  4965 Preston Park Blvd.
                  Plano, TX 75093

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:

                  740568-10-0




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                                                              Page 4 of 6 Pages
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Item 3   Status of Persons Filing:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E); (f) [ ] An employee benefit plan or endowment fund in accordance with Section
                  240.13d-1(b)(1)(ii)(F);

         (g) [ ]  A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4   Ownership:

         (a) This statement is filed on behalf of Barry M. Kitt. Mr. Kitt is the general partner of The Pinnacle Fund, L.P., a Texas limited partnership, which is the beneficial owner of 546,500 shares of eResearchTechnology, Inc. Each of Mr. Kitt's three minor children is the beneficial owner of 200 shares of eResearchTechnology, Inc. Therefore, Mr. Kitt may be deemed to be the beneficial owner of 547,100 shares of common stock of eResearchTechnology, Inc. Mr. Kitt disclaims beneficial ownership of all shares held by The Pinnacle Fund, L.P. and all shares held by his minor children.

         (b)    Percent of Class: 7.9%.

         (c)    Number of shares as to which each person has:

                (i)  sole power to vote or to direct the vote: 547,100

                (ii) shared power to vote or to direct the vote: 0

                (iii) sole power to dispose or to direct the disposition of:
                      547,100

                (iv) shared power to dispose or to direct the disposition of: 0


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                                                              Page 5 of 6 Pages
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Item 5   Ownership of 5% or Less of a Class:

         Not applicable.

Item 6   Ownership of More than 5% on Behalf of Another Person:

         Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         The Pinnacle Fund, L.P., a Texas limited partnership

Item 8   Identification and Classification of Members of the Group:

         Not applicable.

Item 9   Notice of Dissolution of Group:

         Not applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                              Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2002

                                                BARRY M. KITT


                                                   /s/ Barry M. Kitt
                                                --------------------------------
                                                Barry M. Kitt